CASCADIAN THERAPEUTICS, INC.

3101 Western Avenue, Suite 600

Seattle, Washington 98121

January 16, 2018

VIA EDGAR – Acceleration Request

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ruairi J. Regan

Re:	Cascadian Therapeutics, Inc. Registration Statement on Form S-3 (File No. 333-222362) filed December 29, 2017

Requested Date: January 18, 2018

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Cascadian Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).

The Registrant hereby authorizes Robert Freedman or Jane Jiang, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Jiang at (206) 389-4516 or, in her absence, to Mr. Freedman at (650) 335-7292.

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Sincerely, CASCADIAN THERAPEUTICS, INC.

By:	/s/ Julia M. Eastland
Julia M. Eastland Chief Financial Officer

cc:	Scott D. Myers, Chief Executive Officer

Max Barker, Associate General Counsel

Cascadian Therapeutics, Inc.

Robert Freedman, Esq.

Jane Jiang, Esq.

Fenwick & West LLP